UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TORO CORP.
(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

Y8900D108

(CUSIP Number)

Petros Panagiotis Panagiotidis
c/o Toro Corp.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus
Phone number: +357 25 357 768

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

Copies to:
George A. Stephanakis
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom
Tel: +44 (0)20 7453-1000

April 17, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y8900D108	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
Pani Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Republic of Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,511,240(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,511,240(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,511,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Consists of 8,500,000 common shares, par value $0.001 per share, of the Issuer (each common share of the Issuer, a “Share”) acquired by Pani Corp. in a private placement on April 17, 2023 and 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023.

(2) Percentage ownership is based on a total number of 17,961,009 Shares outstanding, as disclosed by the Issuer in a press release furnished on Form 6-K with the Securities and Exchange Commission (the “SEC”) on April 17, 2023.

CUSIP No. Y8900D108	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
Petros Panagiotis Panagiotidis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
8,511,240(1)(2)(3)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
8,511,240(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,511,240

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.4%(4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Consists of 8,500,000 Shares acquired by Pani Corp. in a private placement on April 17, 2023 and 11,240 Shares acquired by Pani Corp. from Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, on April 25, 2023.

(2) Pelagos Holdings Corp, an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer.  Each Series B Preferred Share has the voting power of 100,000 Shares.

(3) Mr. Panagiotidis is the sole shareholder of Pani Corp. and he disclaims beneficial ownership of the 8,511,240 Shares, except to the extent of his pecuniary, voting and dispositive interests in such Shares.

(4) Percentage ownership is based on a total number of 17,961,009 Shares outstanding, as disclosed by the Issuer in a press release furnished on Form 6-K with the SEC on April 17, 2023.

CUSIP No. Y8900D108	Page 4 of 9 Pages

Item 1. Security and Issuer.

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the common shares, par value $0.001 per share, of the Issuer.  The name of the Issuer is Toro Corp., a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”), whose principal executive offices are located at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed jointly by Pani Corp., a corporation organized under the laws of the Republic of Liberia (“Pani”), and Petros Panagiotis Panagiotidis (“Mr. Panagiotidis”).  Pani and Mr. Panagiotidis are together referred to as the “Reporting Persons”.

(b) The business address of Pani is 80 Broad Street, Monrovia, Liberia. The business address of Mr. Panagiotidis is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

(c) The principal business of the Issuer is international energy transportation services.  Mr. Panagiotidis is the Chairman and Chief Executive Officer of the Issuer and the Chairman, Chief Executive Officer and Chief Financial Officer of Castor Maritime, Inc., a corporation organized under the laws of the Republic of the Marshall Islands, the majority voting power of which is controlled by Mr. Panagiotidis (“Castor”).  The business address of Castor is 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.  Castor is an international provider of shipping transportation services.

(d)-(e) During the last five years, neither Reporting Person nor, to the knowledge of the Reporting Persons, the Sole Director (as defined below), has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Pani is a corporation organized under the laws of the Republic of Liberia.  Mr. Panagiotidis is a citizen of Greece.

Information regarding the sole director of Pani (the “Sole Director”) is set forth on Schedule I attached hereto, which is incorporated herein by reference in response to this Item 2.

Item 3. Source and Amount of Funds or Other Consideration.

The Issuer was incorporated by Castor under the laws of the Republic of the Marshall Islands on July 29, 2022 as a subsidiary of Castor.  On March 7, 2023, Castor effected certain transactions, including the distribution of Shares on a pro rata basis to holders of common stock of Castor (the “Spin-Off Transaction”).  Shareholders of Castor received one Share for every ten shares of Castor’s common stock owned on February 22, 2023, the record date for the Spin-Off Transaction.  In connection with the Spin-Off Transaction, (i) Thalassa Investment Co. S.A., an entity controlled by Mr. Panagiotidis, received 11,240 Shares and (ii) Pelagos Holdings Corp, an entity controlled by Mr. Panagiotidis, received 40,000 Series B Preferred Shares of the Issuer against payment of their nominal value of $0.001 per Series B Preferred Share.  On April 25, 2023, Thalassa Investment Co. S.A. transferred its interest in the 11,240 Shares it received pursuant to the Spin-Off Transaction to Pani.

On April 19, 2023, Pani completed the purchase of 8,500,000 Shares (the “Purchased Shares”), at a price per Share of $2.29, for an aggregate consideration of $19,465,000 pursuant to the subscription agreement, dated as of April 17, 2023 (the “Subscription Agreement”), by and between the Issuer and Pani.  The source of the consideration paid by Pani for the Purchased Shares was cash provided by entities controlled by Mr. Panagiotidis, and the source of such cash provided by such entities was personal funds of Mr. Panagiotidis.

CUSIP No. Y8900D108	Page 5 of 9 Pages

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investment in the Issuer on a continuing basis.  Any Reporting Person may from time to time acquire additional securities of the Issuer, or retain or sell all or a portion of the Shares then held by the Reporting Persons, in the open market, block trades, underwritten public offerings or privately negotiated transactions, subject to certain restrictions included in the Subscription Agreement (as described in Item 6 below).  Any actions any Reporting Person might undertake with respect to its investment in the Issuer may be made at any time and from time to time and will be dependent upon such Reporting Person’s review of numerous factors, including, but not limited to: ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; tax considerations; liquidity of the Issuer’s securities; and other factors and future developments.

Mr. Panagiotidis serves as the Chairman and Chief Executive Officer of the Issuer and therefore regularly engages in discussions with management of the Issuer, the board of directors of the Issuer, other shareholders of the Issuer and other relevant parties, which discussions may include matters ranging from the operations and conduct of the Issuer’s business to considering or exploring extraordinary corporate transactions including the events listed in Items 4(a) through 4(j) of Schedule 13D.  In connection with these discussions, the Reporting Persons may, either directly or through one or more affiliates, determine to take any available course of action or to take no course of action and may at any time and from time to time take steps to further or implement such course of action, including any of the events listed in Items 4(a) through 4(j) of Schedule 13D.  Any action or actions the Reporting Persons may undertake with respect to their investment in the Issuer or the operations and conduct of the Issuer’s business will be dependent upon the Reporting Persons’ review of numerous factors, including those listed above, and the Reporting Persons specifically reserve the right to change their intentions, or to formulate plans and proposals, with respect to any or all of the matters described in this paragraph, subject to applicable law and regulations.

Item 5. Interest in Securities of the Issuer.

(a)
See items 7 through 13 on each cover page to this Schedule 13D.  Pani is controlled by Mr. Panagiotidis.  Mr. Panagiotidis may be considered to be a beneficial owner of the Shares held by Pani by virtue of his control of the equity and voting power of Pani.  The Shares held by the Reporting Persons represent approximately 47.4% of the outstanding Shares.  Such percentage is calculated based on a total number of 17,961,009 Shares outstanding, as disclosed by the Issuer in a press release furnished on Form 6-K with the SEC on April 17, 2023.  Pelagos Holdings Corp, an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer.  Each Series B Preferred Share has the voting power of 100,000 Shares.

To the best knowledge of the Reporting Persons, the Sole Director does not own any Shares.

(b)	See items 7 through 13 on each cover page to this Schedule 13D.

(c)
The response set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5(c). Except as described herein, the Reporting Persons, and to their knowledge, the Sole Director, have not effected any transactions in the Shares during the past 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

CUSIP No. Y8900D108	Page 6 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Issuer and Pani are parties to the Subscription Agreement.  Pursuant to the Subscription Agreement, the Issuer issued and sold, and Pani purchased, 8,500,000 Shares at a price per Share of $2.29.  The sale of the Purchased Shares under the Subscription Agreement closed on April 19, 2023 (the “Closing Date”).  A copy of the Subscription Agreement is attached to this Schedule 13D as Exhibit 2 hereto and is incorporated in its entirety into this Item 6.  Pursuant to the Subscription Agreement, Pani agreed to be contractually restricted from selling, transferring or otherwise disposing of, or entering into certain swap agreements in respect of, the Purchased Shares for a period of 180 days after the Closing Date (for the avoidance of doubt, the Subscription Agreement does not restrict Pani from pledging the Purchased Shares). Additionally, subject to certain requirements and customary conditions, including with regard to the number of demand registrations that may be requested, Pani may demand that the Issuer file a registration statement to register the resale by Pani of the Purchased Shares. The Subscription Agreement also provides Pani with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Subscription Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Reporting Persons, the Issuer or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Subscription Agreement were made only for purposes thereof and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by the contracting parties for the purposes of allocating contractual risk between the parties to the Subscription Agreement instead of establishing the relevant matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Subscription Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Subscription Agreement which subsequent information may or may not be fully reflected in the Reporting Persons’ or the Issuer’s public disclosures.

Mr. Panagiotidis is the Chairman and Chief Executive Officer of Castor and Mr. Panagiotidis controls a majority of the voting power of Castor.  Castor owns 140,000 Series A Preferred Shares of the Issuer, which it acquired in connection with the Spin-Off Transaction.  Dividends on the Series A Preferred Shares accrue and are cumulative from their issue date and are payable quarterly on each distribution payment date declared by the board of directors of the Issuer. The dividend rate for the period from, and including, the issue date to, but excluding, the seventh anniversary of the issue date (the “reset date”) is 1.00% per annum of the stated amount of $1,000 per share; however, for each quarterly dividend period commencing on or after the reset date, the dividend rate will be the dividend rate in effect for the prior quarterly dividend period multiplied by a factor of 1.3; provided that the dividend rate will not exceed 20% per annum in respect of any quarterly dividend period.  The rights of the holders of the Series A Preferred Shares rank senior to the obligations to holders of the Shares.  The Issuer may, at its option, redeem the Series A Preferred Shares in whole or in part, at any time and from time to time after the reset date, at a cash redemption price equal to the stated amount, together with an amount equal to all accrued dividends.  The Series A Preferred Shares are perpetual and have no maturity date.  In addition, the Series A Preferred Shares are convertible, in whole or in part, at their holder’s option, into Shares at any time and, from time to time, from and after the third anniversary of their issue date and prior to the seventh anniversary of such date.  The Series A Preferred Shares do not have voting rights, except (i) in certain circumstances when dividends payable on the Series A Preferred Shares have not been paid for at least six quarterly dividend periods, the holders of the Series A Preferred Shares shall be entitled to elect one or more additional directors of the Issuer and (ii) in addition to any other vote or consent of shareholders required by law or by the Issuer’s amended and restated articles of incorporation, holders of the Series A Preferred Shares shall have voting rights in respect of certain actions that would alter the rights of the holders of the Series A Preferred Shares.  A copy of the Statement of Designation of Rights, Preferences and Privileges of 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of the Issuer is attached to this Schedule 13D as Exhibit 3 hereto and is incorporated in its entirety into this Item 6.

Pelagos Holdings Corp, an entity controlled by Mr. Panagiotidis, owns 40,000 Series B Preferred Shares of the Issuer.  In the event that the Issuer declares a dividend of the stock of a subsidiary which it controls, the holders of the Series B Preferred Shares are entitled to receive preferred shares of such subsidiary. The Series B Preferred Shares have no other dividend or distribution rights.  Upon any liquidation, dissolution or winding up of the Issuer, the Series B Preferred Shares shall have the same liquidation rights as and pari passu with the Shares up to their par value of $0.001 per share and, thereafter, the Series B Preferred Shares have no right to participate further in the liquidation, dissolution or winding up of the Issuer.  The Series B Preferred Shares are not redeemable by the Issuer.  Each Series B Preferred Share has the voting power of 100,000 Shares and counts for 100,000 votes for purposes of determining quorum at a meeting of shareholders of the Issuer.  The Series B Preferred Shares are not convertible into Shares.  A copy of the Statement of Designation of Rights, Preferences and Privileges of the Series B Preferred Shares of the Issuer is attached to this Schedule 13D as Exhibit 4 hereto and is incorporated in its entirety into this Item 6.

CUSIP No. Y8900D108	Page 7 of 9 Pages

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
1.	Joint Filing Agreement, dated as of April 27, 2023, between the Reporting Persons.
2.	Subscription Agreement, dated as of April 17, 2023, by and between Toro Corp. and Pani Corp.
3.
Statement of Designation of Rights, Preferences and Privileges of 1.00% Series A Fixed Rate Cumulative Perpetual Convertible Preferred Shares of Toro Corp. (incorporated by reference to Exhibit 1.3 to Toro Corp.’s registration statement on Form 20-F filed with the SEC on February 2, 2023).

4.
Statement of Designation of Rights, Preferences and Privileges of the Series B Preferred Shares of Toro Corp. (incorporated by reference to Exhibit 1.4 to Toro Corp.’s registration statement on Form 20-F filed with the SEC on February 2, 2023).

CUSIP No. Y8900D108	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2023

PANI CORP.

	By:	/s/ Andreas Avgousti
		Name:	Andreas Avgousti
		Title:	Director

/s/ Petros Panagiotis Panagiotidis
Petros Panagiotis Panagiotidis

CUSIP No. Y8900D108	Page 9 of 9 Pages

Schedule I

The name and principal occupation of the sole director of Pani is Andreas Avgousti, consultant.  The address for Andreas Avgousti is 21 Vasili Michailidi Street, 3026 Limassol, Cyprus. Andreas Avgousti is a citizen of Cyprus.